Endava Continues Asia Pacific Expansion, Announcing the Acquisition of DEK London, UK, June 9, 2023, (NYSE “DAVA”) – Endava, a pure play next-gen technology company, announced today the acquisition of DEK Corporation Pty Ltd, DEK Technologies Sweden AB and DEK Vietnam Company Ltd (collectively, “DEK”), a multinational firm that develops cutting-edge software and hardware solutions across a range of applications, including embedded systems, real-time solutions, telecoms and data communications. DEK was founded in 1999, has 660 operational employees, and is headquartered in Melbourne, Australia with additional offices in Ho Chi Minh, Vietnam and Stockholm, Sweden. DEK’s expertise spans several industry sectors with the most prominent being telecommunications. One of its longstanding clients is one of the world’s largest networking and telecommunication equipment and services companies. Other clients include Australia’s largest telecoms company and a publicly listed artificial intelligence technology company. With this acquisition, Endava demonstrates its strategy of diversification through M&A activities, further enhancing its Australian operations. It has successfully completed a trifecta of acquisitions of Australian headquartered businesses within the last fiscal year alone. These include the acquisitions of Lexicon in October 2022 and Mudbath in May 2023. These acquisitions not only further increase Endava’s reach in the Asia Pacific region, improving its offering to clients, people and local communities alike and adding a strong telecommunications capability, but also grows its presence and customer base in Sweden. Furthermore, Endava believes that DEK’s delivery capacities in Vietnam can be the foundation for one of Endava’s major delivery locations in the future as Endava continues to grow. “DEK brings with it great talent, with particular expertise in the globally innovative domains of telecoms and embedded tech. We’re excited by the opportunity to cross sell our capabilities to each other’s clients. We look forward to forging strong relationships with the new customers this merger is bringing to the Endava family,” said John Cotterell Endava’s CEO. Drini Mulla, CEO and co-founder of DEK, commented “Since our first contact with Endava, we have been impressed by their culture, quality and energy and we wanted to bring our businesses together. We are delighted to do so now. This is a positive move, as we now gain access to a broader array of skillsets, not to mention our people and businesses with the now accelerated growth potential.” John Cotterell, Endava’s CEO continues, “The dynamic edge DEK brings with its global domain expertise in Vietnam and Sweden is particularly interesting given the growth of our strategic offering across Asia Pacific and the Nordics. It’s a very exciting time for Endava.”

ABOUT ENDAVA: Endava is reimagining the relationship between people and technology. By leveraging next- generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of March 31, 2023, 11,742, Endavans served clients from locations in Asia-Pacific, Middle East, North America and Western Europe and delivery locations in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia, Uruguay and Vietnam. https://www.endava.com/ Forward-Looking Statements This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s and DEK’s expectations with respect to the benefits of the merger; and Endava’s expectations with respect to the market opportunities in Australia and its ability to further enhance its market presence in Asia Pacific and the Nordics. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to successfully integrate DEK’s business and personnel and to realize the benefits of the merger; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava’s ability to maintain favorable pricing and utilization rates; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes; impact of general economic conditions on Endava’s business, results of operations and financial condition, including increased inflation; and other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report filed with the SEC on October 31, 2022. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.